Exhibit 2

By Fax and FedEx

September 13, 2018

Mr. Andres Lopez

President and Chief Executive Officer

Owens-Illinois, Inc.

One Michael Owens Way

Perrysburg, OH 43551

Dear Andres:

It was good to meet with you, CFO Jan Bertsch and Treasurer Dave Johnson yesterday at our office in New York, following your presentation at the Credit Suisse Conference where you provided an update on Owens-Illinois’ (“OI”) business and confirmed previous guidance for Q3 and 2018 EPS and free cash flow.

As you know, Atlantic Investment Management together with its affiliates currently has an ownership interest of 5.93% in OI, making us one of your largest shareholders. We are an independent investment firm that seeks to invest in a select number of undervalued mid-sized companies, engaging actively and constructively with the management teams and, as needed, with the Board of Directors to identify and execute on ways to enhance and accelerate shareholder value for all.

OI’s share price has not reflected the substantial positive transformation and earnings growth that the company has gone through during the past two and a half years. Since you became CEO in January 2016, OI has met or exceeded consensus EPS expectations for ten straight quarters, a dramatic improvement from OI’s previous challenges in meeting its financial targets. Based on consensus 2018 Bloomberg estimates, the three year compound EPS growth over your tenure has exceeded 10%, while free cash flow growth has grown strongly as well. OI’s leverage will have been reduced from 4.5x to below 3.5x net debt/EBITDA by year end, while OI’s asbestos and unfunded pension liability have also declined materially. Removing a substantial overhang to the stock, OI defined, for the first time, its fully loaded asbestos liability which is now more finite and less material (at $480 million) than it has ever been.

Further, OI has addressed the perception of some market participants that its fortunes are inextricably linked to the declining U.S. mega-beer market by showing how OI’s overall U.S. tonnage has actually grown by 20% over the last five years, due to strong gains in supplying higher margin products to food, non-alcohol, alcohol, craft and import beer categories. Fact is that U.S. mega-beer is now just 5% of OI’s total sales and that high margin, niche premium products, represent already over 10% of sales, growing at 4-5% annually. Nonetheless, OI shares are at an ultra-low valuation of less than 6x next year’s estimated EPS, trading in the $17-$18 per share area, essentially flat from when you became CEO in early 2016.

As we have discussed, our concern is that the combination of the strongly improved fundamentals, the quality of OI’s unique high barrier-to-entry franchise and depressed share price and valuation make the company vulnerable to an unsolicited takeover bid from a private equity or a strategic buyer that will undervalue the company.

As you know, private equity has a long history of investing in glass packaging businesses. Verallia in Europe, Anchor Glass in the U.S. and OI itself have all been owned or are owned by private equity firms. Your publicly-traded competitor, Ardagh Group, was built over several years through highly leveraged transactions. Furthermore, merger and acquisition activity in the packaging space appears to be accelerating. Last week, RPC Group said that it is in preliminary talks with two private equity firms, while Coveris Rigid packaging and Bemis Company both recently struck deals to be acquired for about 10x EBITDA.

We note that OI’s 52-week share price high is $25.90, which would mean that with a premium of about 50% from the current share price, a potential unsolicited buyer would likely win OI at just 7x EV/EBITDA. Current investors, many of them long-term like ourselves, would get that one-time boost in the share price in such a scenario; however they and we would lose out on what we see as much more significant upside potential ($40+/share) that is embedded in OI.

Given all of the above, and after having been constructively engaged with you and the Board behind the scenes over the past few years, prompted by the current low valuation of OI shares and your vulnerability to an unsolicited takeover attempt, we urge you through this letter, which is filed with our amended 13D filing as of today, to take the following actions to sustainably and dramatically improve OI’s shareholder value:

• Explore the sale of the European business. Hire a financial advisor to assist you and the Board in this process. We are convinced there is substantial upside to OI’s share price on a sum-of-the-parts basis, which can be unlocked by selling the European operations. We expect that proceeds should be in the $3.2-3.8 billion range. This transaction would create a more valuable OI as the company would not only have reduced sensitivity to FX swings, a common complaint from investors, but also have a stronger balance sheet, allowing for rating agency upgrades.

• Use the sale proceeds to buy back $1+ billion of OI shares and to pay down $2+ billion of debt. As a result of these actions, OI will have 40 to 50 million fewer shares outstanding than the current 160 million and its debt will decline to about $2.5 billion, or about 2.5x net debt/EBITDA.

• Following the completion of these actions, OI should initiate a dividend of $0.15 per quarter and announce that 75% of your annual free cash flow will be used for further share repurchases.

We believe that OI shares could more than double to $40+/share, assuming a re-rating to 8x EV/EBITDA, in 12-18 months. Even at 7x EV/EBITDA (where Ardagh trades today despite more than 5x leverage and low trading liquidity), OI shares would trade in the low $30s, up some 80% from the current $17-18/share range.

We trust that you will do what is right for all shareholders and that you and the Board take control of OI’s destiny by pro-actively taking action to unlock value as we have proposed.

Sincerely,

/s/ Alex Roepers

Alex Roepers

President and CIO

Cc: Mrs. Carol A. Dudley-Williams, Chairman of the Board of Directors